CALCULATION OF REGISTRATION FEE
Title of Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Yield Optimization Notes with Contingent Protection linked to the common stock of General Electric Company due on or about July 29, 2011	$6,395,183.80	$356.85
Yield Optimization Notes with Contingent Protection linked to the common stock of JPMorgan Chase & Co. due on or about July 29, 2011	$6,159,002.82	$343.67

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

ISSUER PRICING SUPPLEMENT Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-158385 Dated July 29, 2009

Yield Optimization Notes with Contingent Protection
Enhanced Income Strategies for Equity Investors
HSBC USA Inc. $6,395,183.80 Notes linked to the common stock of General Electric Company due on or about July 29, 2011
HSBC USA Inc. $6,159,002.82 Notes linked to the common stock of JPMorgan Chase & Co.  due on or about July 29, 2011

Investment Description

Yield Optimization Notes with Contingent Protection (the "notes") are issued by HSBC USA Inc. (the “Issuer”) with returns linked to the performance of a specific company described herein (the “underlying stock”). The notes pay an enhanced coupon (specified below), paid monthly and provide either a return of principal or shares of the underlying stock at maturity. The enhanced coupon is designed to compensate you for the risk that you may receive a share of the underlying stock at maturity for each note held that is worth less than your principal.  Investors will receive 100% of their initial investment if the final price of the underlying stock on the final valuation date is greater than or equal to the trigger price.  If the final price of the underlying stock on the final valuation date is below the trigger price, at maturity, per note, you will receive one share of the underlying stock (subject to adjustments in the case of certain events described in the accompanying product supplement).  Each note will have a principal amount equal to the closing price of a share of the underlying stock on the trade date. We will make monthly coupon payments during the term of the notes regardless of the performance of the underlying stock.  Investing in the notes involves significant risks. You may lose some or all of your investment and will not participate in any appreciation of the value of the underlying stock from the trade date through the final valuation date. The contingent protection feature applies only if the notes are held to maturity. Any payment on the notes, including any contingent protection feature, is subject to the creditworthiness of the Issuer.  This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Features

❑ Income: Regardless of the performance of the underlying stock, we will pay you enhanced coupons designed to compensate you for the possibility that you could lose some or all of your principal.

❑ Tactical Investment Opportunity:  If you believe the underlying stock will trend sideways over the term of the notes — neither moving positively by more than the coupon paid on the notes or negatively by more than the amount of contingent protection — the note may provide improved performance compared to a direct investment in the underlying stock.

❑ Contingent Protection Feature: If you hold the notes to maturity and the underlying stock does not close below the trigger price on the final valuation date, you will receive 100% of your principal, subject to the creditworthiness of HSBC USA Inc., and you will not participate in any appreciation in the value of the underlying stock. If you hold the notes to maturity and the underlying stock closes below the trigger price on the final valuation date, you will receive one share of the underlying stock for each of your notes, which may be worth less than your principal and may have no value at all.

Key Dates
Trade Date	July 29, 2009
Settlement Date[1]	July 31, 2009
Final Valuation Date[2]	July 25, 2011
Maturity Date[2]	July 29, 2011

[1] We expect to deliver each offering of the notes against payment on or about the second business day following the trade date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise.
[2]Subject to postponement in the event of a market disruption event.

Note Offering
These terms relate to two separate notes we are offering. Each of the two notes is linked to the common stock of a different company, and each of the two notes has a different coupon rate, initial price and trigger price. The coupon rate, initial price and trigger price for each Note were set on the trade date. The performance of each note does not depend on the performance of any other note.

Underlying stocks	Coupon Per Annum*	Initial Price of a share of the Underlying stock	Trigger Price	CUSIP	ISIN
General Electric Company	9.70%	$12.26	$7.97	4042EP511	US4042EP5115
JPMorgan Chase & Co	10.15%	$37.77	$26.44	4042EP495	US4042EP4951
* Paid monthly in arrears in 24 equal installments.
See “Additional Information about HSBC USA Inc. and the Notes” on page 2 of this pricing supplement. The notes offered will have the terms specified in the accompanying base prospectus dated April 2, 2009, the accompanying prospectus supplement dated April 9, 2009, the accompanying product supplement dated April 9, 2009 and the terms set forth herein. See “Key Risks” on page 6 of this pricing supplement and the more detailed “Risk Factors” beginning on page PS-3 of the accompanying product supplement and S-3 of the accompanying prospectus supplement for risks related to the notes and the underlying stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying base prospectus, prospectus supplement, product supplement and any other related prospectus supplements. Any representation to the contrary is a criminal offense. The notes are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction.
The notes will not be listed on any U.S. securities exchange or quotation system. See “Supplemental Plan of Distribution” on page 11 for the distribution arrangement.
	Price to Public		Underwriting Discount		Proceeds to Us
	Total	Per Security	Total	Per Security	Total	Per Security
General Electric Company	$6,395,183.80	$12.26	$175,867.55	$0.337	$6,219,316.25	$11.923
JPMorgan Chase & Co	$6,159,002.82	$37.77	$169,372.58	$1.039	$5,989,630.24	$36.731

UBS Financial Services Inc.	HSBC USA Inc.

Additional Information about HSBC USA Inc. and the Notes

This pricing supplement relates to one note offering linked to the underlying stock identified on the cover page.  The underlying stock described in this pricing supplement is a reference asset as defined in the prospectus supplement, and the notes being offered hereby are “notes” for purposes of the prospectus supplement. As a purchaser of a note, you will acquire an investment instrument linked to the underlying stock.  Although the note offering relates to the underlying stock identified on the cover page, you should not construe that fact as a recommendation of the merits of acquiring an investment linked to the underlying stock, or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated April 2, 2009, the prospectus supplement dated April 9, 2009, and the product supplement dated April 9, 2009.  You should carefully consider, among other things, the matters set forth in “Key Risks” beginning on page 6 of this pricing supplement and in “Risk Factors” beginning on page PS-3 of the product supplement and S-3 of the prospectus supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

HSBC USA Inc. has filed a registration statement (including a prospectus, a prospectus supplement and a product supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this pricing supplement relates.  Before you invest, you should read the prospectus, prospectus supplement and product supplement in that registration statement and other documents HSBC USA Inc. has filed with the SEC for more complete information about HSBC USA Inc. and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, HSBC USA Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and product supplement if you request them by calling toll-free 1 888 800 4722.

You may access these documents on the SEC web site at www.sec.gov as follows:

  ◆  Product supplement dated April 9, 2009:
          http://www.sec.gov/Archives/edgar/data/83246/000114420409019790/v145830_424b2.htm

  ◆  Prospectus supplement dated April 9, 2009:
              http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm

  ◆  Prospectus dated April 2, 2009:
       http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

As used herein, references to “HSBC”, “we”, “us” and “our” are to HSBC USA Inc. References to the “prospectus supplement” mean the prospectus supplement dated April 9, 2009, references to the “product supplement” mean the product supplement dated April 9, 2009 and references to “accompanying prospectus” mean the HSBC USA Inc. prospectus, dated April 2, 2009.

All references to “Reverse Convertible Notes” in the accompanying product supplement shall refer to these Yield Optimization Notes with Contingent Protection.  All references to “reference asset” in the accompanying product supplement shall refer to the underlying stock as defined herein.  All references to “issue date” in the accompanying product supplement shall refer to the settlement date as defined herein.  If the terms of the notes set forth herein are inconsistent with those described in the accompanying product supplement, the terms set forth herein will supersede.

Terms
Issuer	HSBC USA Inc. (A1/AA-/AA)[1] (“HSBC”)
Principal Amount	Equal to the initial price (as defined below) of the underlying stock.
Term	24 months
Trade Date	July 29, 2009
Settlement Date	July 31, 2009
Final Valuation Date	July 25, 2011, subject to adjustment in the event of a market disruption event.
Maturity Date	July 29, 2011, subject to adjustment in the event of a market disruption event.
Underlying stock	General Electric Company (Ticker: GE) JPMorgan Chase & Co (Ticker: JPM)
Coupon Payment
Coupon paid in arrears in twenty-four equal monthly installments based on the coupon per annum, regardless of the performance of the underlying stock.
The coupon rate per annum for notes linked to the common stock of General Electric Company is 9.70% of the principal amount and the coupon rate per annum for notes linked to the common stock of JPMorgan Chase & Co is 10.15% of the principal amount. The coupon payment will be calculated on the basis of twelve 30-day months and a 360-day year.

1st Installment through 24th Installment	For notes linked to the common stock of General Electric Company: 0.808% of the principal amount and for notes linked to the common stock of JPMorgan Chase & Co.: 0.846% of the principal amount.
Payment at Maturity (per note)
If the final price of the underlying stock is greater than or equal to the trigger price, the notes will pay a cash payment on the maturity date (in addition to any coupon payment) equal to 100% of the principal amount.[2]
If the final price is below the trigger price, you will receive one share of the underlying stock for each Note you then hold.
Each note is not fully principal protected. The underlying stock you may receive at maturity could be worth less than your principal or may have no value at all.

Initial Price	The closing price of a share of the underlying stock on July 29, 2009, which with respect to General Electric Company was $12.26, and with respect to JPMorgan Chase & Co. was $37.77.
Final Price	The closing price of the underlying stock on the final valuation date.
Trigger Price	A percentage of the initial price of the underlying stock, as specified on the first page of this pricing supplement.
Closing Price	On any scheduled trading date, the last reported sale price of the underlying stock on the relevant exchange as determined by the calculation agent.
Calculation Agent	HSBC USA Inc.
CUSIP / ISIN	General Electric Company	4042EP511 / US4042EP5115
	JPMorgan Chase & Co.	4042EP495 / US4042EP4951
Deposit and Put Premium
As described in the prospectus supplement under “Certain U.S. Federal Income Tax Considerations — Certain Equity-Linked Notes — Certain Notes Treated as a Put Option and a Deposit”, for purposes of dividing the 9.70% per annum coupon rate on the notes linked to the common stock of General Electric Company among interest on the Deposit and Put Premium, 1.40% constitutes interest on the Deposit and 8.30% constitutes Put Premium, and for purposes of dividing the 10.15% per annum coupon rate on the notes linked to the common stock of JPMorgan Chase & Co. among interest on the Deposit and Put Premium, 1.40% constitutes interest on the Deposit and 8.75% constitutes Put Premium.

Coupon Payment Dates	See “coupon payment dates” on page 4 herein.

Determining Payment at Maturity

Your notes are not principal protected. If the final price is less than the trigger price, you will receive one share of the underlying stock for each note you own.  In that case, the shares you receive may be worth significantly less than your original investment amount and may have no value at all.

1 HSBC USA Inc. is rated A1 by Moody’s, AA- by Standard & Poor’s and AA by Fitch Ratings.  A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold Notes, and it may be subject to revision or withdrawal at any time by the assigning rating organization.  The Notes themselves have not been independently rated.  Each rating should be evaluated independently of any other rating. However, because the return on the Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the Closing Price, an improvement in our credit ratings, financial condition or results of operations is not expected to have a positive effect on the trading value of the Notes.

2 The payment at maturity is provided by HSBC USA Inc. and, therefore, is dependent on the ability of HSBC USA Inc. to satisfy its obligations when they come due.

Investor Suitability
The notes may be suitable for you if:

♦    You have a moderate to high risk tolerance.
♦   You are willing to receive shares of the underlying stock at maturity that may be worth less than your principal or may have no value at all.
♦    You believe the price of the underlying stock is not likely to appreciate by more than the sum of the coupons paid on the notes.
♦    You believe the final price of the underlying stock is not likely to be less than the trigger price on the final valuation date.
♦    You are willing to make an investment that will be exposed to the downside performance of the underlying stock in the event that the final price is less than the trigger price on the final valuation date.
♦    You are willing to accept the risk of fluctuations in the market price of the underlying stock.
♦    You are willing to invest in the notes based on the applicable annual coupon rate.
♦    You are willing to hold the notes to maturity and accept that there may be little or no secondary market for the notes.
♦    You are comfortable with the creditworthiness of HSBC USA Inc., as Issuer of the notes.

The notes may not be suitable for you if:

♦    You seek an investment that is 100% principal protected.
♦    You are not willing to receive shares of the underlying stock at maturity.
♦   You believe the market price of the underlying stock is likely to appreciate by more than the sum of the coupons paid on the notes by the final valuation date.
♦    You believe the final price of the underlying stock will be less than the trigger price.
♦    You are not willing to accept the risks of owning equities in general and the underlying stock in particular.
♦    You prefer lower risk and, therefore, accept the potentially lower returns of fixed income investments with comparable maturities and credit ratings that bear interest at a prevailing market rate.
♦    You are unable or unwilling to hold the notes to maturity.
♦    You seek an investment for which there will be an active secondary market.
♦    You are not willing or are unable to assume the credit risk associated with HSBC USA Inc., as Issuer of the notes.

Coupon Payment Dates

Coupons will be paid in arrears in twenty-four equal monthly installments on the coupon payment dates listed below:
August 31, 2009 September 30, 2009 October 30, 2009 November 30, 2009 December 31, 2009 January 29, 2010 February 26, 2010 March 31, 2010 April 30, 2010 May 28, 2010 June 30, 2010 July 30, 2010	August 31, 2010 September 30, 2010 October 29, 2010 November 30, 2010 December 31, 2010 January 31, 2011 February 28, 2011 March 31, 2011 April 29, 2011 May 31, 2011 June 30, 2011 July 29, 2011

What are the Tax Consequences of the Notes?

The U.S. federal income tax consequences of your investment in the notes are uncertain.  Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement.  The following discussion supplements the discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement.  Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our counsel in this transaction is Sidley Austin llp.

The U.S. federal income tax consequences of your investment in the notes are complex and uncertain.  By purchasing a note, you and we hereby agree (in the absence of an administrative determination or judicial ruling to the contrary) to characterize a note for all tax purposes as an investment unit consisting of a non-contingent debt instrument (the “Deposit”) and a put option contract (the “Put Option”) in respect of the underlying stock, and the balance of this summary assumes that the notes will be so treated.  The terms of the notes require (in the absence of an administrative determination or judicial ruling to the contrary) that you treat your notes for U.S. federal income tax purposes as consisting of two components:

Deposit component — Because the notes have a term greater than one year, amounts treated as interest on the Deposit would be includible in income by you in accordance with your regular method of accounting for U.S. federal income tax purposes.

Put Option component — The Put Option component would generally not be taxed until sale or maturity.  At maturity, the Put Option component either would be taxed as a short-term capital gain if the principal is repaid in cash or would reduce the basis of any underlying stock you receive (or are deemed to receive if the cash equivalent is paid).

With respect to coupon payments you receive, you agree to treat such payments as consisting of interest on the Deposit and a payment with respect to the Put Option as follows:

Underlying Stock	Coupon per Annum	Interest on Deposit Component per Annum	Put Option Component per Annum
Common stock of General Electric Company	9.70%	1.40%	8.30%
Common stock of JPMorgan Chase & Co.	10.15%	1.40%	8.75%

Upon a sale or exchange of your notes, you would be required to apportion the value of the amount you receive between the Deposit and the Put Option on the basis of the relative fair market values thereof on the date of such sale or exchange.  Except to the extent such gain or loss is attributable to accrued and unpaid interest with respect to the Deposit, any gain or loss recognized with respect to the Deposit would be capital gain or loss (and such gain or loss would be long-term capital gain or loss to the extent that you have held the note for more than one year) and any gain or loss recognized with respect to the Put Option would be treated as short-term capital gain or loss, as more fully described in the “Certain U.S. Federal Income Tax Considerations” section on page S-39 of the accompanying prospectus supplement.

In the opinion of our counsel, Sidley Austin llp, it would be reasonable to treat your notes as described above.  However, in light of the uncertainty as to the U.S. federal income tax treatment, it is possible that your notes could be treated as a single contingent payment debt instrument subject to special U.S. Treasury Regulations governing contingent payment debt instruments.  If the notes are so treated, the amount of interest you would be required to take into account for each accrual period would be determined by constructing a projected payment schedule for your notes and applying rules similar to those for accruing original issue discount on a hypothetical non-contingent payment debt instrument with that projected payment schedule.  This method is applied by first determining the yield at which we would issue a non-contingent fixed rate debt instrument with other terms and conditions similar to the notes and then determining as of the issue date a payment schedule (including all fixed payments of interest actually provided for and a hypothetical payment at maturity) that would produce the comparable yield.  These rules would generally have the effect of (i) treating each payment of stated interest on your notes in part as taxable interest income (to the extent of the comparable yield) and thereafter as a tax-free return of capital and (ii) requiring you to use an accrual (rather than the cash receipts and disbursements) method of accounting with respect to interest on your notes.  It is also possible that pursuant to some other characterization, the timing and character of your income from the notes could differ materially from the treatment described above.  Because of this uncertainty, we urge you to consult your tax advisor as to the tax consequences of your investment in the notes.  Please read the discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement for a more detailed description of the tax treatment of your notes.

In addition, the Internal Revenue Service has recently released a Notice that may affect the taxation of holders of the notes.  According to the Notice, the Internal Revenue Service and the Treasury Department are actively considering the appropriate tax treatment of holders of certain types of structured notes.  In addition, in 2007, legislation was proposed in Congress that would have required the holders of certain prepaid forward contracts to accrue income during the term of the transaction.  It is not clear whether the Notice applies to instruments such as the notes.  Furthermore, it is not possible to determine what guidance or legislation will ultimately result, if any, and whether such guidance or legislation will affect the tax treatment of the notes.  Except to the extent otherwise required by law, we intend to treat your notes for U.S. federal income tax purposes in accordance with the treatment described above and in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement unless and until such time as some other treatment is more appropriate.

For a more complete discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion in the ‘‘Certain U.S. Federal Income Tax Considerations’’ section on page S-39 of the accompanying prospectus supplement and consult your tax advisor.

Key Risks

An investment in the notes involves significant risks. Some of the risks that apply to the notes are summarized here, but we urge you to read the more detailed explanation of risks relating to the notes generally in the “Risk Factors” section of the accompanying prospectus supplement and product supplement. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

♦
Risk of Loss of Contingent Protection — Your principal will be protected only if the final price of the underlying stock is not below the trigger price on the final valuation date and the notes are held to maturity. If the final price of the underlying stock is below the trigger price on the final valuation date, the contingent protection feature will be eliminated and you will be fully exposed at maturity to any decline in the market price of the underlying stock. Greater expected volatility with respect to the underlying stock reflects a higher expectation as of the trade date that the underlying stock could close below the trigger price on the final valuation date. This greater expected risk will generally be reflected in a higher coupon payable on the notes. The underlying stock’s volatility, however, can change significantly over the term of the notes. The price of the underlying stock could fall sharply, which could result in a significant loss of principal.

♦
The amount you receive on the notes at maturity will exceed their stated principal amount only in a limited circumstance — Even though you will be subject to the risk of a decline in the price of the underlying stock, you will generally not participate in any appreciation in the price of the underlying stock. Your return on the notes will only exceed the coupon payable on the notes in the unlikely event in which (1) the final price of a share of the underlying stock is less than the trigger price on the final valuation date (and, therefore, you receive a share of the underlying stock instead of cash at maturity) and (2) the market price of a share of the underlying stock at maturity is greater than the initial price.  At a minimum ,this circumstance would require the value of a share of an underlying stock to appreciate by at least 35% in the case of the notes linked to the common stock of General Electric Company and at least 30% in the case of the notes linked to the stock of JPMorgan Chase & Co., in each case from the final valuation date to the maturity date (a period of a approximately four days), depending on the price of the reference security on the final valuation date.

♦
Credit of Issuer — The notes are senior unsecured debt obligations of the Issuer and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the notes, including any contingent principal protection at maturity, depends on the ability of the Issuer to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event the Issuer were to default on its obligations, you may not receive the contingent principal protection or any other amounts owed to you under the terms of the notes.

♦
Single Stock Risk — The price of the underlying stock can rise or fall sharply due to factors specific to that underlying stock and its issuer, such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock market volatility and levels, interest rates and economic and political conditions.

♦
No Assurances of a Flat or Bullish Environment — If you hold your notes to maturity and the final price of the underlying stock is above the trigger price, you will receive 100% of your initial investment.  We cannot, however, assure you of the economic environment during the term or at maturity of your notes.

♦
Lack of Liquidity — The notes will not be listed on any securities exchange or quotation system. One of our affiliates intends to offer to purchase the notes in the secondary market but is not required to do so and may cease any such market making activities at any time. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which one of our affiliates is willing to buy the notes and you may, therefore, have to sell your notes at a significant discount.  Investors must therefore be willing to hold the notes to maturity.

♦
Impact of Fees on Secondary Market Prices — Generally, the price of the notes in the secondary market is likely to be lower than the initial offering price since the issue price includes, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the notes.

♦
Owning the notes is Not the Same as Owning the Underlying stock — The return on your notes may not reflect the return you would realize if you actually owned the underlying stock.  As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of underlying stock would have.  Furthermore, the underlying stock may appreciate substantially during the term of your notes and you will not participate in such appreciation except in the unlikely circumstances where the final price of the underlying stock is below the trigger price on the final valuation date and the market price of the underlying stock on the maturity date is greater than the initial price.

♦
Potentially Inconsistent Research, Opinions or Recommendations — HSBC USA Inc., UBS Financial Services Inc., and their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the notes; and which may be revised at any time.  Any such research, opinions or recommendations could affect the price of the underlying stock, and therefore, the market value of the notes.

♦
Potential Issuer Impact on Price — Trading or transactions by the Issuer or its affiliates in the underlying stock or in futures, options, exchange-traded funds or other derivative products on the underlying stock, may adversely affect the market value of the underlying stock, and, therefore, the market value of your notes.

♦
Potential Conflict of Interest — The Issuer and its affiliates may engage in business with the issuer of the underlying stock, which may present a conflict between the obligations of the Issuer and you, as a holder of the notes.  The calculation agent, who is the Issuer, will determine the payment at maturity based on the final price.  The calculation agent can postpone the determination of the final price of the underlying stock or the maturity date if a market disruption event occurs and is continuing on the final valuation date.

♦
Price Prior to Maturity — The market price of the notes will be influenced by many unpredictable factors including the closing price of the underlying stock over the term of the notes, volatilities, dividends, the time remaining to maturity of the notes, interest rates, geopolitical conditions, economic, political, financial and regulatory or judicial events, and the creditworthiness of the Issuer.

♦
The notes are Not Insured by any Governmental Agency of The United States or any Other Jurisdiction — The notes are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction.  An investment in the notes is subject to the credit risk of the Issuer, and in the event that the Issuer is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the notes. This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

♦
There is Limited Anti-dilution Protection — The calculation agent will adjust the final price, for certain events affecting the shares of the reference asset, such as stock splits and corporate actions which may affect the payment at maturity. The calculation agent is not required to make an adjustment for every corporate action which affects the shares of the reference asset. If an event occurs that does not require the calculation agent to adjust the amount of the shares of the reference asset, the market price of the notes and the payment at maturity may be materially and adversely affected. See the “Adjustments” section on page PS-11 of the accompanying product supplement.

♦
In some circumstances, the payment you receive on the notes may be based on the common stock of another company and not the underlying stock — Following certain corporate events relating to the respective issuer of the underlying stock where such issuer is not the surviving entity, the amount of cash or stock you receive at maturity may be based on the common stock of a successor to the respective underlying stock issuer or any cash or any other assets distributed to holders of the underlying stock in such corporate event. The occurrence of these corporate events and the consequent adjustments may materially and adversely affect the value of the notes. For more information, see the section “Specific Terms of the Notes — Merger Event and Tender Offer” beginning on page PS-25 of the Accompanying product supplement.  Regardless of the occurrence of one or more dilution or reorganization events, you should note that at maturity you will receive an amount in cash equal to your principal amount unless the final price of the underlying stock is below the trigger price (as such trigger price may be adjusted by the calculation agent upon occurrence of one or more such events).

Hypothetical Examples

The following examples and table are hypothetical and provided for illustrative purposes only. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the underlying stock relative to its initial price. We cannot predict the final price of the underlying stock. You should not take these examples as an indication or assurance of the expected performance of the underlying stock.  The numbers appearing in the examples and table below have been rounded for ease of analysis. The following examples and table illustrate the payment at maturity per note on a hypothetical offering of the notes, based on the following assumptions*:

Term: Hypothetical coupon per annum**: Hypothetical initial price of the underlying stock: Hypothetical trigger price: Principal amount: Dividend yield on the underlying stock***:	24 months 9.00% (or $0.075 per monthly period) $10.00 per share $7.00 (70.00% of the initial price) $10.00 per note (set equal to the initial price) 2.00%

*	Actual coupon payment, initial price, and trigger price to be set on the trade date.
**	Coupon payment will be paid in arrears in monthly installments during the term of the note on an unadjusted basis.
***	Dividend yield assumed received by holders of the underlying stock during the term of the notes. Holders of the notes will not be entitled to any dividend payments made on the underlying stock.

Scenario #1: The final price of the underlying stock is not below the trigger price of $7.00.

Since the final price of the underlying stock is not below the trigger price of $7.00, principal is protected and you will receive at maturity a cash payment equal to the principal amount of the notes. This investment would outperform an investment in the underlying stock if the price appreciation of the underlying stock (plus dividends, if any) is less than 18.00%.

If the closing price of the underlying stock on the final valuation date is $10.00 (no change in the price of the underlying stock):

Payment at Maturity: Coupons: Total: Total Return on the notes:	$10.00 $1.80 $11.80 18.00%	($0.075× 24 = $1.80)

In this example, the total return on the notes is 18.00% while the total return on the underlying stock is 2% (including dividends).

If the closing price of the underlying stock on the final valuation date is $13.00 (an increase of 30%):

Payment at Maturity: Coupons: Total: Total Return on the notes:	$10.00 $1.80 $11.80 18.00%	($0.075× 24 = $1.80)

In this example, the total return on the notes is 18.00% while the total return on the underlying stock is 32% (including dividends).

If the closing price of the underlying stock on the final valuation date is $8.50 (a decline of 15%):

Payment at Maturity: Coupons: Total: Total Return on the notes:	$10.00 $1.80 $11.80 18.00%	($0.075× 24 = $1.80)

In this example, the total return on the notes is 18.00% while the total return on the stock is a loss of 13% (including dividends).

Scenario #2: The final price of the underlying stock is below the trigger price of $7.00.

Since the final price of the underlying stock is below the trigger price of $7.00, you will receive at maturity one share of the underlying stock for every note you hold. The value received at maturity and the total return on the notes at that time depends on the closing price of the underlying stock on the maturity date.

If the closing price of the underlying stock on the maturity date is $5.00 (a decline of 50%):

Value of share received: Coupons: Total: Total Return on the notes:	$5.00 $1.80 $6.80 -32.00%	($0.075× 24 = $1.80)

In this example, the total return on the notes is a loss of 32.00% while the total return on the underlying stock is a loss of 48% (including dividends).

If the closing price of the underlying stock on the maturity date is $8.50 (a decline of 15%):
Value of share received: Coupons: Total: Total Return on the notes:	$8.50 $1.80 $10.30 3.00%	($0.075× 24 = $1.80)

In this example, the total return on the notes is 3.00% while the total return on the underlying stock is a loss of 13.00% (including dividends).

Underlying stock			Trigger Event Does Not Occur(1)		Trigger Event Occurs(2)
Final Price(3)	Stock Price Return	Total Return at Maturity(4)	Total Payment at Maturity	Total Return at Maturity(5)	Total Payment at Maturity(6)	Total Return at Maturity(7)
$15.00	50.00%	52.00%	$11.80	18.00%	$16.80	68.00%
$14.45	45.00%	47.00%	$11.80	18.00%	$16.30	63.00%
$14.00	40.00%	42.00%	$11.80	18.00%	$15.80	58.00%
$13.50	35.00%	37.00%	$11.80	18.00%	$15.30	53.00%
$13.00	30.00%	32.00%	$11.80	18.00%	$14.80	48.00%
$12.50	25.00%	27.00%	$11.80	18.00%	$14.30	43.00%
$12.00	20.00%	22.00%	$11.80	18.00%	$13.80	38.00%
$11.50	15.00%	17.00%	$11.80	18.00%	$13.30	33.00%
$11.00	10.00%	12.00%	$11.80	18.00%	$12.80	28.00%
$10.50	5.00%	7.00%	$11.80	18.00%	$12.30	23.00%
$10.00	0.00%	2.00%	$11.80	18.00%	$11.80	18.00%
$9.50	-5.00%	-3.00%	$11.80	18.00%	$11.30	13.00%
$9.00	-10.00%	-8.00%	$11.80	18.00%	$10.80	8.00%
$8.50	-15.00%	-13.00%	$11.80	18.00%	$10.30	3.00%
$8.00	-20.00%	-18.00%	$11.80	18.00%	$9.80	-2.00%
$7.00	-30.00%	-27.00%	$11.80	18.00%	$8.80	-12.00%
$6.50	-35.00%	-33.00%	N/A	N/A	$8.30	-17.00%
$6.00	-40.00%	-38.00%	N/A	N/A	$7.80	-22.00%
$5.50	-45.00%	-43.00%	N/A	N/A	$7.30	-27.00%
$5.00	-50.00%	-48.00%	N/A	N/A	$6.80	-32.00%

(1)	A trigger event does not occur if the final price of the underlying stock is not below the trigger price.
(2)	A trigger event occurs if the final price of the underlying stock is below the trigger price.
(3)
The final price is as of the final valuation date if the final price of the underlying stock is not below the trigger price. If the final price of the underlying stock is below the trigger price, the final price is as of the maturity date.

(4)	The total return at maturity on the underlying stock includes a 2% cash dividend payment.
(5)	The total return at maturity on the notes includes coupon payments.
(6)	Payment will consist, in part, of underlying stock valued as of the maturity date.
(7)
If a trigger event occurs, the total return at maturity will only be positive in the event that the market price of the underlying stock on the maturity date is substantially greater than the final price of such underlying stock on the final valuation date. Such an increase in price is not likely to occur.

Information about the Underlying Stocks

Included on the following pages is a brief description of the underlying issuers of each of the respective underlying stocks. This information has been obtained from publicly available sources. Set forth below is a table that provides the quarterly high and low closing prices for each of the underlying stocks. The information given below is for the four calendar quarters in each of 2004, 2005, 2006, 2007 and 2008. Full data is provided for the first and second calendar quarters of 2009 and partial data is provided for the third calendar quarter of 2009. We obtained the closing price information set forth below from the Bloomberg Professional® service (“Bloomberg”) without independent verification. You should not take the historical prices of the underlying stocks as an indication of future performance.

Each of the underlying stocks is registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Companies with securities registered under the Exchange Act are required to file financial and other information specified by the SEC periodically. Information filed by the respective issuers of the underlying stocks with the SEC can be reviewed electronically through a web site maintained by the SEC. The address of the SEC’s web site is http://www.sec.gov. Information filed with the SEC by the respective issuers of the underlying stocks under the Exchange Act can be located by reference to its SEC file number provided below. In addition, information filed with the SEC can be inspected and copied at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.

General Electric Company

According to publicly available information, General Electric Company (“GE”) is one of the largest and most diversified technology, media, and financial services corporations in the world. With products and services ranging from aircraft engines, power generation, water processing, and security technology to medical imaging, business and consumer financing, media content and industrial products, GE serves customers in more than 100 countries and employs more than 300,000 people worldwide. GE’s operating segments include Infrastructure, Commercial Finance, GE Money, Healthcare, NBC Universal and Industrial. Information filed by GE with the SEC under the Exchange Act can be located by reference to its SEC file number: 001-00035 or its CIK Code: 0000040545. GE’s website is http://www.ge.com. GE’s common stock is listed on the New York Stock Exchange under ticker symbol “GE.”

Historical Information

The following table sets forth the quarterly high and low closing prices for GE’s common stock, based on daily closing prices on the primary exchange for GE, as reported by Bloomberg. GE’s closing price on July 29, 2009 was $12.26.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$34.56	$28.88	$30.52
4/1/2004	6/30/2004	$33.49	$29.55	$32.40
7/1/2004	9/30/2004	$34.53	$31.43	$33.58
10/1/2004	12/31/2004	$37.72	$32.66	$36.50
1/3/2005	3/31/2005	$36.88	$34.97	$36.06
4/1/2005	6/30/2005	$37.34	$34.15	$34.65
7/1/2005	9/30/2005	$35.78	$32.85	$33.67
10/3/2005	12/30/2005	$36.33	$32.67	$35.05
1/3/2006	3/31/2006	$35.55	$32.22	$34.78
4/3/2006	6/30/2006	$35.24	$32.78	$32.96
7/3/2006	9/29/2006	$35.65	$32.06	$35.30
10/2/2006	12/29/2006	$38.49	$34.62	$37.21
1/3/2007	3/30/2007	$38.28	$33.90	$35.36
4/2/2007	6/29/2007	$39.77	$34.55	$38.28
7/2/2007	9/28/2007	$42.07	$36.20	$41.40
10/1/2007	12/31/2007	$42.15	$36.07	$37.07
1/2/2008	3/31/2008	$37.74	$31.65	$37.01
4/1/2008	6/30/2008	$38.52	$26.16	$26.69
7/1/2008	9/30/2008	$30.39	$22.19	$25.50
10/1/2008	12/31/2008	$25.75	$12.58	$16.20
1/2/2009	3/31/2009	$17.22	$5.87	$10.11
4/1/2009	6/30/2009	$14.55	$9.80	$11.72
7/1/2009*	7/24/2009*	$12.70	$10.50	$12.26

* As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through July 29, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The graph below illustrates the performance of GE’s common stock from January 4, 1999 through July 29, 2009, based on information from Bloomberg. The dotted line represents a hypothetical trigger price, equal to 65% of the closing price on July 29, 2009. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

JPMorgan Chase & Co.

According to publicly available information, JPMorgan Chase & Co. (“JPM”) is a financial holding company incorporated under Delaware law in 1968. JPM is one of the largest banking institutions in the United States, with $2.2 trillion in assets, $166.9 billion in stockholders’ equity and operations worldwide. JPM’s principal bank subsidiaries are JPMorgan Chase Bank, National Association, a national banking association with branches in 17 states, and Chase Bank USA, National Association, a national banking association that is JPM’s credit card-issuing bank. JPM’s principal non-bank subsidiary is J.P. Morgan Securities Inc., its U.S. investment banking firm. The bank and non-bank subsidiaries of JPM operate nationally as well as through overseas branches and subsidiaries, representative offices and subsidiary foreign banks. Information filed by JPM with the SEC under the Exchange Act can be located by reference to its SEC file number: 333-155535 or its CIK Code: 0000019617. JPM’s website is http://www.jpmorganchase.com. JPM’s common stock is listed on the New York Stock Exchange under ticker symbol “JPM.”

Historical Information

The following table sets forth the quarterly high and low closing prices for JPM’s common stock, based on daily closing prices on the primary exchange for JPM, as reported by Bloomberg. JPM’s closing price on July 29, 2009 was $37.77.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/2/2004	3/31/2004	$43.84	$36.31	$41.95
4/1/2004	6/30/2004	$42.56	$34.62	$38.77
7/1/2004	9/30/2004	$40.25	$35.50	$39.73
10/1/2004	12/31/2004	$40.45	$36.35	$39.01
1/3/2005	3/31/2005	$39.65	$34.35	$34.60
4/1/2005	6/30/2005	$36.49	$33.36	$35.32
7/1/2005	9/30/2005	$35.95	$33.32	$33.93
10/3/2005	12/30/2005	$40.56	$32.98	$39.69
1/3/2006	3/31/2006	$42.42	$37.88	$41.64
4/3/2006	6/30/2006	$46.80	$39.34	$42.00
7/3/2006	9/29/2006	$47.49	$40.40	$46.96
10/2/2006	12/29/2006	$49.00	$45.51	$48.30
1/3/2007	3/30/2007	$51.95	$45.91	$48.38
4/2/2007	6/29/2007	$53.25	$47.70	$48.45
7/2/2007	9/28/2007	$50.48	$42.18	$45.82
10/1/2007	12/31/2007	$48.02	$40.15	$43.65
1/2/2008	3/31/2008	$49.28	$36.02	$42.95
4/1/2008	6/30/2008	$49.75	$33.96	$34.31
7/1/2008	9/30/2008	$48.35	$29.25	$46.70
10/1/2008	12/31/2008	$50.50	$19.69	$31.53
1/2/2009	3/31/2009	$31.64	$14.96	$26.58
4/1/2009	6/30/2009	$38.94	$25.32	$34.11
7/1/2009*	7/24/2009*	$38.47	$31.59	$37.77

* As of the date of this pricing supplement available information for the third calendar quarter of 2009 includes data for the period from July 1, 2009 through July 29, 2009. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the third calendar quarter of 2009.

The graph below illustrates the performance of JPM’s common stock from January 4, 1999 through July 29, 2009, based on information from Bloomberg. The dotted line represents a hypothetical trigger price, equal to 70% of the closing price on July 29, 2009. Past performance of the underlying stock is not indicative of the future performance of the underlying stock.

Supplemental Plan of Distribution

We agree to sell to UBS Financial Services Inc. (the “Agent”), and the Agent has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement. We have agreed to indemnify the Agent against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agent may be required to make relating to these liabilities as described in the accompanying prospectus supplement and the prospectus. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount to its affiliates.

Subject to regulatory constraints, HSBC USA Inc. (or an affiliate thereof) intends to offer to purchase the notes in the secondary market, but is not required to do so.  We or our affiliate will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the notes and the Agent and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions.